

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece



BY COURIER

No/Date : F/D1 : 317/21-6-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose Press Release.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Press Release



PUBLIC POWER CORPORATION S.A.

PRESS RELEASE

On Wednesday June 21st, the Supreme Administrative Court of Bulgaria (SAC) rejected the appeal against the decision submitted by the Privatization Agency of Bulgaria (PA) regarding the acquisition of Bobov Dol thermal station in SW Bulgaria by PPC S.A.

Following this decision in favor of PPC, which is final, the Company expects to be invited for negotiations within the cadre of the privatization process.

Athens, 21 June 2006